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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-18198

                           NOTIFICATION OF LATE FILING

                                  (Check One):
     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB
     [ ] Form N-SAR

     For Period Ended: July 31, 1998
                       ---------------------------------------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For Transition Period Ended: ______________________________________________


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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.........................
 ................................................................................

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PART I--REGISTRANT INFORMATION

         Full Name of Registrant DeVlieg-Bullard, Inc.
                                 -----------------------------------------------
         Former Name if Applicable
                                   ---------------------------------------------
         Address of Principal Executive Office (Street and Number)
         One Gorham Island
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         City, State and Zip Code: Westport, Connecticut  06880
                                   ---------------------------------------------

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PART II--RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         At the beginning of fiscal 1998, the Registrant implemented a change to outsourcing a major portion of the parts relating to its National Acme machines. As a result of planning difficulties encountered during the changeover to outsourcing, the Registrant had inadequate inventory levels to support the Registrant during the transition. As a result, the Registrant's Services and Machine Tool Groups encountered disruptions in production that adversely affected the Registrant's results of operations during fiscal 1998.

         As part of the Registrant's strategic effort to streamline its operations by eliminating redundancies and improving efficiency, the Registrant recorded a special charge of $5.6 million in fourth quarter of fiscal 1998 to provide for the plan to dispose of a number of redundant facilities, accrue for related exit costs and write off goodwill and other intangible assets.

         As a result of these events, the Registrant is renegotiating certain of the covenants and other provisions of its senior and subordinated credit facilities. Renegotiation of the financial covenants contained in these agreements is necessary prior to completion of the Registrant's consolidated financial statements for the fiscal year ended July 31, 1998, and the delivery of the opinion of the Registrant's independent auditors. Although the Registrant and its lenders have agreed in principle to the terms of the renegotiated covenants, documenting these agreements in the form of amendments to the loan agreements has not been completed as of the date hereof. As a result of these developments, management has been unable to finalize its consolidated financial statements for the year ended July 31, 1998 and, therefore, the Registrants' independent auditors are unable to complete their audit and issue their report. Attached hereto as Exhibit A is a letter from the Registrant's independent auditors pursuant to Rule 12b-25(c). The Registrant will file its Annual Report on Form 10-K on or before November 13, 1998.

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PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Thomas V. Gilboy               (203)                    221-8201
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                  (Name)                (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X] Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The following news release was issued by the Registrant on October 6, 1998 setting forth changes in the Registrant's results of operations from the prior year period.


                    DEVLIEG-BULLARD, INC. REPORTS FISCAL 1998
                                YEAR END RESULTS


October 6, 1998 -- Westport, CT -- DeVlieg-Bullard (Nasdaq: DVLG) today announced results for its fiscal fourth quarter and full year ended July 31, 1998. William O. Thomas, President and Chief Executive Officer of the Company noted that in the absence of a previously announced special charge recorded in the fiscal 1998 fourth quarter, net income improved compared to fiscal 1998 third quarter net income.

FISCAL 1998 FOURTH QUARTER RESULTS

Before the special charge of $5.6 million, or $0.33 per share after taxes, net income for the three months ended July 31, 1998 was $228,000, or $0.02 per diluted share, compared to $1.2 million, or $0.08 per diluted share, for the three months ended July 31, 1997. Including the special charge, DeVlieg-Bullard reported a loss of $4.3 million, or $0.31 per share, for the three months ended July 31, 1998. As previously announced, the special charge was related to the Company's strategic effort to streamline operations by improving efficiency and eliminating redundancies. The special charge was recorded to provide for the disposition of a number of redundant facilities, accrue for related costs and write off goodwill and other intangibles.



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Fiscal 1998 fourth quarter operating income before the special charge was $1.5 million compared to $3.5 million in the fiscal 1997 fourth quarter. Net sales for the fiscal 1998 fourth quarter equaled $30.0 million compared to net sales of $33.3 million for the fourth quarter of fiscal 1997.

Operating expenses increased during the fourth fiscal quarter of 1998. The Company closed certain manufacturing facilities that it had owned or acquired in the previous year and consolidated these operations into the Company's warehousing and distribution operations. As a result of these consolidations, manufacturing costs for these product lines were reduced or eliminated, but warehousing and distribution costs (counted as operating expenses) increased, although at a lesser amount. In addition, fourth quarter fiscal 1998 operating expenses were impacted by the absence of certain material credits that were recorded in the fourth quarter of fiscal 1997 from the reversal of certain accruals, and from the recognition of deferred revenue associated with a previous divestiture.

FISCAL 1998 FULL YEAR RESULTS

Before the fourth quarter special charge, the Company's net loss was $1.9 million, or $0.13 per share, compared to net income of $3.9 million, or $0.26 per diluted share, in fiscal 1997. Including the special charge, DeVlieg-Bullard reported a net loss of $6.4 million, or $0.45 per share, in fiscal 1998.

Fiscal 1998 operating income before the special charge was $2.1 million, compared to $11.8 million in fiscal 1997. Net sales in fiscal 1998 were $116.8 million compared to net sales of $130.6 million in the prior year. Sales at the Company's Industrial Group increased by 6.3% in fiscal 1998 as the result of new product introductions, while sales at the Company's Machine Tool Group, Services Group and Tooling Systems Group all declined. Reduced sales in fiscal 1998 were primarily the result of disruptions in production related to parts inventory shortages for new machines and aftermarket parts.

Results for the year were also impacted by higher operating expenses, principally the full year effect of the items discussed above for the fourth quarter.

COMMENTS FROM MANAGEMENT

"Fiscal 1998 was a year of significant transition for DeVlieg-Bullard. As part of our long-term strategic plan to reduce costs, we began to outsource parts for our aftermarket and new machine businesses," said Mr. Thomas. "While we are pleased with the progress we have made relative to our outsourcing program, we are disappointed by the impact this transition had on our results for the year. Additionally, in the first quarter of fiscal 1999, we expect to post weaker results than in either the third or fourth quarters of fiscal 1998. August was a weak month for us due partially to the GM strike, extensive summer shutdowns by our customers, the lead-up to the IMTS show, and world business conditions, all of which had a negative impact on August and the quarter. The quarter will also be affected by some lack of availability of parts from the Company's vendors on a timely basis. September showed some improvement and we expect more improvement in October, but it is still too early to call the quarter.

"Over the longer term, our recently announced plans to dispose of several redundant facilities should increase our efficiency and reduce operating costs. Over the last five years, reduction of costs has been a key focus of the senior management team, and we expect to see a trend in that direction over the next twelve months. With our transition to outsourcing almost complete, we have turned our full attention back to running our business for future profitability."


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DeVlieg-Bullard is a diversified industrial concern specializing in manufacturing, tooling, servicing, upgrading, automating, and remanufacturing precision-engineered machine tools. The Company also manufactures a variety of power tools for niche industrial and home hobbyist markets.



                              DEVLIEG-BULLARD, INC.
                      Consolidated Statements of Operations
              (unaudited - in thousands, except per share data) (a)

                                            THREE MONTHS ENDED           TWELVE MONTHS ENDED
                                                  JULY 31,                      JULY 31,
                                           ----------------------      -------------------------
                                              1998          1997         1998            1997
                                              ----          ----         ----            ----
Net sales                                  $ 30,036       $33,343      $ 116,767       $ 130,611
Cost of sales                                21,817        24,128         88,156          95,623
                                           --------       -------      ---------       ---------
         Gross profit                         8,219         9,215         28,611          34,988

Total operating expenses                      6,671         5,764         26,469          23,237
                                           --------       -------      ---------       ---------
         Operating profit                     1,548         3,451          2,142          11,751
Special streamlining charge                   5,633            --          5,883              --
Other (income) expenses                        (283)           11           (319)            (12)
                                           --------       -------      ---------       ---------

Income (loss) before interest and
         income taxes                        (3,802)        3,440         (3,422)         11,763
Interest expense                              1,371         1,294          5,347           5,090
                                           --------       -------      ---------       ---------
Income (loss) before income taxes            (5,173)        2,146         (8,769)          6,673

Provision for income taxes                     (854)          901         (2,363)          2,775
                                           --------       -------      ---------       ---------

Net income (loss)                          $ (4,319)      $ 1,245      $  (6,406)      $   3,898
                                           ========       =======      =========       =========

Income (loss) per common share(a):
         Basic                             $  (0.31)      $  0.09         ($0.45)      $    0.28
                                           ========       =======      =========       =========
         Diluted                           $  (0.31)      $  0.08         ($0.45)      $    0.26
                                           ========       =======      =========       =========

Average common shares outstanding(a):
         Basic                               14,113        14,059         14,082          14,041
                                           ========       =======      =========       =========
         Diluted                             14,113        15,332         14,082          15,179
                                           ========       =======      =========       =========


(a) Under SFAS 128, Class A and Class B stock purchase warrants are included in the calculation of weighted average shares outstanding for purposes of basic earnings per share. Stock options and the contingently issuable Class C stock purchase warrants are included in the calculation of weighted average shares outstanding for purposes of diluted earnings per share. When a net loss is recorded, additional shares for stock options and contingently issuable stock purchase warrants are not included because their inclusion would be antidilutive. In accordance with SFAS, prior periods have been presented and, where appropriate, restated to conform to the SFAS 128 requirements.






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DeVlieg-Bullard, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: October 29, 1998                 By: /s/ Thomas V. Gilboy
                                           ----------------------------------
                                       Name: Thomas V. Gilboy
                                       Title: Chief Financial Officer









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                                    EXHIBIT A




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October 29, 1998



Thomas V. Gilboy
Chief Financial Officer
DeVlieg-Bullard, Inc.
One Gorham Island
Westport, CT 06880


Dear Mr. Gilboy:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated October 29, 1998.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of DeVlieg-Bullard, Inc. on or before the date the Form 10-K of DeVlieg-Bullard, Inc. for the year ended July 31, 1998 is required to be filed.

Yours very truly,

Pricewaterhouse Coopers LLP